                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                Schedule 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*

                          GREENTREE SOFTWARE, INC.
  ------------------------------------------------------------------------
                              (Name of Issuer)

                        COMMON STOCK, $.01 PAR VALUE
      ----------------------------------------------------------------
                       (Title of Class of Securities)

                                  395793201
                      ---------------------------------
                               (CUSIP Number)

      LARRY E. JEDDELOH, T.I.S. ACQUISITION AND MANAGEMENT GROUP, INC.,
      200 SOUTH SIXTH STREET, SUITE 450, MINNEAPOLIS, MINNESOTA, 55402
    --------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              DECEMBER 17, 1997
       ---------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
____________.

Check the following box if a fee is being paid with the statement _____.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

CUSIP NO.:  395793201                  13D                    Page 2 of 8 Pages

1.   NAMES OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     T.I.S. Acquisition and Management Group, Inc.
     Tax ID#  41-1816227


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) / /
                                                              (b) / /

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSUE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                      / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              Minnesota
NUMBER OF
              7.  SOLE VOTING POWER
SHARES
                  None
BENEFICIALLY
              8.  SHARED VOTING POWER
OWNED BY
                  1,416,667
EACH
              9.  SOLE DISPOSITIVE POWER
REPORTING
                  None
PERSON
             10.  SHARED DISPOSITIVE POWER
WITH
                  1,416,667


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,416,667

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     37.4% (based on 2,564,803 outstanding as of October 15, 1997)

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP NO.:  395793201                  13D                    Page 3 of 8 Pages

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     T.I.S. Group
     Tax ID#  41-1808389

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) / /
                                                            (b) / /
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)         / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

       Minnesota

NUMBER OF
              7.  SOLE VOTING POWER
SHARES
                  None
BENEFICIALLY
              8.  SHARED VOTING POWER
OWNED BY
                  1,494,500
EACH
              9.  SOLE DISPOSITIVE POWER
REPORTING
                  None
PERSON
             10.  SHARED DISPOSITIVE POWER
WITH
                  1,494,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,494,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.5% (based on 2,564,803 outstanding as of October 15, 1997)

14.  TYPE OF REPORTING PERSON*

     IV

CUSIP NO.:  395793201                  13D                    Page 4 of 8 Pages

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Larry E. Jeddeloh

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) / /
                                                            (b) / /
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)         / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF
              7.  SOLE VOTING POWER
SHARES
                  13,889
BENEFICIALLY
              8.  SHARED VOTING POWER
OWNED BY
                  1,494,500
EACH
              9.  SOLE DISPOSITIVE POWER
REPORTING
                  13,889
PERSON
             10.  SHARED DISPOSITIVE POWER
WITH
                  1,494,500


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,508,389

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.8% (based on 2,564,803 outstanding as of October 15, 1997)

14.  TYPE OF REPORTING PERSON*

     IA

     This Amendment No. 2 relates to the acquisition by T.I.S Acquisition and Management Group, T.I.S. Group and Larry E. Jeddeloh (collectively, the "Reporting Entities"), of beneficial ownership of certain shares of common stock of Greentree Software, Inc. The Reporting Entities are filing this Amendment No. 2 to update certain information contained in Amendment No. 1 to the initial filing.

Item 1.  Security and Issuer.
-------  -------------------

     The class of securities to which this statement relates is the common stock, $0.01 par value, (the "Common Stock") of Greentree Software, Inc., a New York corporation (the "Issuer"), with its principal executive offices located at 7901 Flying Cloud Drive, Suite 150, Eden Prairie, Minnesota 55344.

Item 2.  Identity and Background.
-------  -----------------------

     No change; See Amendment No. 1 to the initial filing.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  -------------------------------------------------

     No change; See Amendment No. 1 to the initial filing and the response to
Item 5 of this Amendment No. 2.

Item 4.  Purpose of Transaction.
-------  ----------------------

     No change; See Amendment No. 1 to the initial filing.

Item 5.  Interest in Securities of the Issuer.
-------  ------------------------------------

(a) The Articles of Incorporation of the Issuer authorize the issuance of up to 15,000,000 shares of Common Stock. As of October 15, 1997, there were 2,564,803 shares of Common Stock issued and outstanding.

     T.I.S. Acquisition beneficially owns 193,889 shares of Common Stock and has the right to acquire 1,222,779 shares of Common Stock within sixty
     (60) days, constituting 37.4% of the shares of Common Stock issued and outstanding as of September 1, 1997. T.I.S. Group, which owns a majority of the stock of and controls T.I.S. Acquisition, has the right to vote and dispose of the shares of Common Stock held by T.I.S. Acquisition and may be deemed the beneficial owner of such shares. In addition, T.I.S. Group beneficially owns 77,833 shares of Common Stock for a client's accounts managed by it.

     Mr. Jeddeloh owns 13,889 shares of Common Stock, constituting 0.5% of the shares of Common Stock issued and outstanding as of October 15, 1997. By virtue of his positions with T.I.S. Acquisition and T.I.S. Group, which owns a majority of the stock of and controls T.I.S. Acquisition, Mr. Jeddeloh has the right to vote and dispose of the shares of Common Stock held by T.I.S.

     Acquisition and T.I.S. Group, respectively, and may be deemed the beneficial owner of such shares.

     As a group, T.I.S. Acquisition, T.I.S. Group and Mr. Jeddeloh beneficially own 1,508,389 shares of Common Stock, constituting 39.8% of the shares of Common Stock issued and outstanding as of October 15, 1997.

(b) T.I.S. Acquisition, T.I.S. Group and Mr. Jeddeloh share the power to vote and the power to dispose of 1,416,667 shares of Common Stock beneficially owned by each of them or which they have the right to acquire within sixty
     (60) days as set forth in Item 5(a) above. Mr. Jeddeloh has the sole power to vote and the sole power to dispose of all of the 13,889 shares of Common Stock beneficially owed by him as set forth in Item 5(a) above.

(c) Except for the transactions to which this Schedule 13D relates, neither of T.I.S. Acquisition nor Mr. Jeddeloh has effected any transaction in the shares of Common Stock during the past sixty (60) days. T.I.S. Group has not sold shares of Common Stock in the past 60 days and T.I.S. Group or accounts managed by T.I.S. Group have made the following purchases in the past 60 days:


                                                     Number of     Price
      Purchaser *            Date                      Shares     Per Share
      ------------           ----                    ---------    ---------
      T.I.S. Growth Fund     October 29, 1997           1,000      $1.3125
      T.I.S. Growth Fund     November 5, 1997           3,500      $1.2768
      T.I.S. Growth Fund     November 5, 1997           6,000      $1.2917
      T.I.S. Growth Fund     November 7, 1997           1,000      $1.25
      T.I.S. Growth Fund     November 19, 1997          7,500      $1.6042
      T.I.S. Growth Fund     November 19, 1997          2,000      $1.71875
      T.I.S. Growth Fund     December 2, 1997           3,000       1.625
      T.I.S. Growth Fund     December 10, 1997          2,000       1.1875
      T.I.S. Growth Fund     December 10, 1997          8,000       1.207
      T.I.S. Growth Fund     December 10, 1997          5,000       1.3688
      T.I.S. Growth Fund     December 10, 1997          5,000       1.4688
      T.I.S. Growth Fund     December 17, 1997          1,000       1.5

     * Represents shares purchased by T.I.S. Group managers for client's accounts on the open market.

(d)  No change; See Amendment No. 1 to the initial filing.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
-------  ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

     No change; See Amendment No. 1 to the initial filing.

Item 7.  Materials to be Filed as Exhibits.
-------  ---------------------------------

     No change; See Amendment No. 1 to the initial filing.

                                   SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 23, 1997          T.I.S. ACQUISITION AND MANAGEMENT GROUP, INC.



                                  By /s/ Larry E. Jeddeloh
                                    -----------------------------
                                  Larry E. Jeddeloh
                                  President and Director


                                  T.I.S. GROUP



                                  By /s/ Larry E. Jeddeloh
                                    ------------------------------
                                  Larry E. Jeddeloh
                                  President, Managing Director and Chief
                                    Investment Officer


                                  LARRY E. JEDDELOH



                                  By /s/ Larry E. Jeddeloh
                                     ------------------------------
                                  Larry E. Jeddeloh, Individually